Exhibit 77Q(1)

AMENDMENT TO DECLARATION OF TRUST

On March 16, 2009, the DCA Total Return Fund and DCW Total Return Fund (individually the “Fund” and collectively the “Funds”) held an annual shareholders meeting (the “Annual Meeting”) at which each Fund’s shareholders approved an amendment (“Amendment”) to the Declaration of Trust (“Declaration”) to restrict certain acquisitions and dispositions of each Fund’s shares. The restrictions on acquisitions and dispositions of the Funds’ shares contained in the Amendment are intended to preserve the benefit t of each Fund’s capital loss carryforwards and certain other tax attributes for tax purposes.

The Amendment is designed to prevent an ownership change (an “Ownership Change”), as defined in the Internal Revenue Code of 1986, as amended (the “Code”). Section 382 of the Code imposes significant limitations on the ability of an entity classified as a corporation to use its capital loss carryforwards to offset income in circumstances where such entity has experienced an Ownership Change and may also limit such an entity’s ability to use any built-in losses recognized within five years of any Ownership Change.  Generally, there is an Ownership Change if, at any time, one or more 5% shareholders (as defined in the Code) have experienced aggregate increases in their ownership of a Fund of more than 50 percentage points looking back over the relevant testing period (generally, a trailing three-year period), which can occur as a result of acquisitions that create 5% shareholders of the Fund or increase the ownership in the Fund of 5% shareholders of the Fund.

The Amendment generally prohibits any attempt to purchase or acquire in any manner whatsoever the Fund’s shares or any option, warrant or other right to purchase or acquire shares, or any convertible securities (the “Shares”), if as a result of such purchase or acquisition of such Shares, any person or group becomes a greater than 4.99% shareholder (as defined in the Code), which generally includes a person or group that beneficially owns 4.99% or more of the market value of the total outstanding shares, or the percentage of the Funds’ shares owned by a 4.99% shareholder (as defined in the Code) would be increased. As a result of these restrictions, certain transfers of shares by existing 4.99% shareholders are prohibited. Any attempted transfer in violation of the foregoing restrictions will be void ab initio unless the transferor or transferee obtains the written approval of the Board of Trustees, which it may grant or deny in its sole and absolute discretion. The purported transferee will not be entitled to any rights of shareholders of such Fund with respect to the shares that are the subject of the prohibited transfer, including the right to vote such shares and to receive dividends or distributions, whether liquidating or otherwise, in respect of such shares.

If the Board of Trustees determines that a transfer would be prohibited, then, upon a Fund’s written demand, the purported transferee will transfer the shares that are the subject of the prohibited transfer, or cause such shares to be transferred, to the applicable Fund, which shall be deemed an agent for the limited purpose of consummating a sale of the share to a person who is not a 4.99% shareholder. The proceeds of the sale of any such shares will be applied first to the applicable Fund acting in its role as the agent for the sale of the prohibited shares, second, to the extent of any remaining proceeds, to reimburse the intended transferee for any payments made to the transferor by such intended transferee for such shares, and the remainder, if any, to the original transferor.